Nxt-ID, Inc.

285 North Drive, Suite D

Melbourne, FL 32934

February 3, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, DC 20549

Re:	Nxt-ID, Inc. Application for Withdrawal on Form RW for Registration Statement on Form S-3 (File No. 333-213900)

Ladies and Gentlemen:

Nxt-ID, Inc. (the “Company”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”) that the Company’s Registration Statement on Form S-3 (File No. 333-213900), initially filed with the Securities and Exchange Commission (“SEC”) on September 30, 2016, together with all exhibits and amendments thereto (“Registration Statement”), be withdrawn effective immediately. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the SEC.

The Company has determined at this time not to proceed with the offering due to market conditions and requests that the SEC consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the SEC issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to David Danovitch, Esq. of Robinson Brog Leinwand Greene Genovese & Gluck P.C., via email at ded@robinsonbrog.com or via facsimile at (212) 956-2164. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this application will not be granted.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact our attorney David Danovitch, Esq. at (212) 603-6300. Thank you for your assistance.

Very truly yours,

Nxt-ID, Inc.

/s/ Gino M. Pereira

Gino M. Pereira

Chief Executive Officer